LAW OFFICES OF

DERENTHAL & DANNHAUSER LLP

LAKE MERRITT PLAZA

1999 HARRISON STREET, 26TH FLOOR

OAKLAND, CALIFORNIA 94612

(510) 350-3070

FACSIMILE: (510) 834-8309

March 12, 2014

VIA EDGAR

Geoff Kruczek,

Attorney-Advisor

Office of Mergers and Acquisitions

Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	WNC Housing Tax Credit Fund IV, L.P., Series 2 (“Issuer”)
Schedule 13E-3
Filed February 14, 2014
File No. 005-49787

Preliminary Schedule 14A
Filed February 14, 2014
File No. 000-28370

Dear Mr. Kruczek:

I am writing in response to your letter of February 27, 2014 regarding the above-referenced filings. The responses below are numbered to correspond to the numbering system in your letter.

This letter is being filed concurrently with amendment no. 1 to each of the materials described above. The Issuer intends to file and distribute definitive consent solicitation materials as soon as is practicable.

1. As indicated in your letter, a Rule 13e-3 transaction is any transaction or series of transactions involving either a reasonable likelihood or a purpose of producing any of the effects described in paragraph (a)(3)(ii) of the Rule. At the time of filing the March 2012 solicitation, based on the facts and circumstances then existing, the Issuer’s general partner believed that such a reasonable likelihood or purpose did not exist. As demonstrated below, the Issuer’s transactions in pursuing its plan of liquidation since the date of the March 2012 solicitation confirm the accuracy of the general partner’s belief in early 2012 that the series of transactions contemplated at that time had neither the purpose nor the reasonable likelihood of resulting in the sale of substantially all the assets held by the Issuer in March 2012 to one or more affiliates of the Issuer and/or the general partner.

Geoff Kruczek,

Attorney-Advisor

March 12, 2013

The Issuer is a self-liquidating finite life limited partnership that was formed to acquire interests in local limited partnerships for the production of low income housing tax credits. Its investment objective was to acquire these interests, hold them for the production of low income housing tax credits, and then sell all assets and liquidate the Issuer when the credits were realized and substantially all compliance periods assuring avoidance of credit recapture were completed. The Issuer reached that stage in prior years and the March 2012 solicitation was prepared, filed with the Commission, and distributed to the Issuer’s limited partners for approval of the overall plan of liquidation of the Issuer in the ordinary and expected course of its investment cycle.

The March 2012 solicitation identified as a possibility the sale of one or more of the Issuer’s assets to the Issuer’s general partner and/or another affiliate. This possibility was included in the March 2012 solicitation in order to provide sufficient disclosure to the limited partners in connection with their making an informed decision regarding that solicitation. The underlying assets held by the local limited partnerships in which the Issuer held interests are low income housing projects. These projects involve a specialized market and it is possible that, in one or more cases, an affiliate would be positioned to offer the best price or terms to the Issuer or a local limited partnership.

In the opinion of the Issuer’s general partner, no such sales were reasonably likely at the time of the March 2012 solicitation. Moreover, it was neither the intent of the Issuer or its general partner to effect a sale of substantially all the assets to the general partner or affiliates, nor, based on the historical experience of the general partner, was there any reasonable probability that the limited partner consents to the March 2012 solicitations, if obtained, were reasonably likely to produce, directly or indirectly, the sale of substantially all of the Issuer’s assets to one or more affiliates of the Issuer and general partner. The Issuer invested in a total of 22 local limited partnerships. Eight investments were sold prior to the March 2012 solicitation, none of them to affiliates of the Issuer. Since the March 2012 solicitation, 12 of the Issuer’s remaining 14 investments have been sold, none of them to affiliates of the Issuer. If the Proposal which is the subject of the current filing is completed on the proposed terms, the Issuer will have sold one of its 22 investments in transactions involving at the time of sale affiliates of the Issuer’s general partner, representing only one of the 14 investments held in March 2012. As described in the Issuer’s consent solicitation statement, the first offer to purchase the Klimpel Manor asset by an affiliate of the Issuer did not occur until October 2012. At that time, the Issuer had completed the March 2012 solicitation, and had completed 18 of the 20 sales of assets.

Accordingly, the Issuer’s general partner does not believe the liquidation plan approved pursuant to the March 2012 solicitation can be characterized as involving either a reasonable likelihood or a purpose of producing the sale of substantially all of the Issuer’s assets to one or more affiliates of the Issuer or its general partner. The characterization of the currently proposed transaction as involving a sale of substantially all the Issuer’s assets to an affiliate can only be made now, after the prior sale to non-affiliates of the bulk of the assets covered by the 2012 solicitation.

Geoff Kruczek,

Attorney-Advisor

March 12, 2013

2. Section 13e-3(a)(3)(ii) provides as follows:

“The effects referred to in paragraph (a)(3) of this section are: (A) Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 (§240.12g-4) or Rule 12h-6 (§240.12h-6), or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 (§240.12h-6); or suspension under Rule 12h-3 (§240.12h-3) or section 15(d); or (B)…”

As discussed in the Issuer’s consent solicitation materials, the Issuer owns interests in two local limited partnerships. The interest in one of them is the subject of the referenced filings. Upon the sale of these last two assets, the Issuer will be dissolved under the terms of its agreement of limited partnership, and under state law will wind up its affairs and, thereafter, cancel its Certificate of Limited Partnership. The dissolution and winding up will cause the Issuer’s units of limited partnership interest to be eligible for termination of registration. Inasmuch the transfer of one of two remaining assets of the Issuer would constitute a sale of substantially all the assets of the Issuer to its affiliate or group of affiliates, and inasmuch as the sale of both of the remaining two assets is the objective of the Issuer during the current calendar year, the Issuer’s general partner is of the view that the effect of Rule 13e-3 is now present.

3. Please see the pro forma financial information included as Annex D to the consent solicitation statement.

4. Please see the pro forma financial information included as Annex D to the consent solicitation statement.

5. Please be advised that the final sentence of the limit of liability section has been deleted.

6. As discussed with the staff, at present the Filing Persons cannot state which alternative would be undertaken. The decision will be informed and may be determined by the results of the legal proceeding described in the consent solicitation statement. The disclosure has been revised to more clearly state that either proposal could be pursued if both are approved, and that one proposal could be approved and undertaken if the other is not approved.

7. Please see the revised disclosure regarding passive losses. As discussed with the staff, “operating loss carryforwards” is a concept that is not applicable to entities classified as partnerships for federal income tax purposes.

Geoff Kruczek,

Attorney-Advisor

March 12, 2013

8. Please see the revised disclosure.

9. Please see the revised disclosure.

10. Please see the revised disclosure.

11. Please see the revised disclosure.

12. As discussed with the staff, the disclosure at prior page 19 addresses only the market area in which the Klimpel Manor apartment complex is located.

13. Please see the existing disclosure in the “Fairness” section at page 23. With regard to instruction 2(vi) and (viii), respectively, the Filing Persons did not make purchases described under Item 1002(f) of Regulation M-A, and there were no firm offers from parties other than the Filing Persons for the Klimpel Manor asset during the preceding two years of which the Filing Persons are aware.

14. Please see the revised disclosure.

15. Please see the revised form of consent.

Please contact the undersigned if you have any further questions or comments in this regard.

Very truly yours,

/s/ PAUL G. DANNHAUSER
Paul G. Dannhauser

cc: David N. Shafer, Esq.